EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

August 3, 2022

Item 3:	News Release

A news release announcing the material change was issued on August 3, 2022 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

The Company announced the resignation of Christian Milau as Chief Executive Officer and a Director of the Company effective September 1, 2022, and the appointment Greg Smith as Chief Executive Officer and a Director of the Company effective September 1, 2022.

Item 5:	Full Description of Material Change
5.1	The Company announced that Christian Milau, Chief Executive Officer and a Director of the Company, will be leaving the Company. The Company’s Board of Directors has unanimously appointed Greg Smith to succeed Mr. Milau as Chief Executive Officer and a Director of the Company. Both Mr. Milau’s resignation as a director and officer of the Company and Mr. Smith’s appointments are effective September 1, 2022.
5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9	Date of Report

August 8, 2022